Replit, Inc.

Financial Statements

December 31, 2020 and 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

REPLIT, INC.

Table of Contents

	Page
Independent Auditor's Report	1
Financial Statements:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
of Replit, Inc.
San Francisco, California

Report on the Financial Statements

We have audited the accompanying financial statements of Replit, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Replit, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Keiter

March 22, 2022
Glen Allen, Virginia

REPLIT, INC.

Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash and cash equivalents	$ 19,147,148	$ 2,806,951
Accounts receivable	29,157	-
Prepaid expenses and other assets	44,786	6,139
Total current assets	19,221,091	2,813,090
Property and equipment - net	25,892	18,676
Total assets	$ 19,246,983	$ 2,831,766
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 197,243	$ 83,087
Accrued expenses	140,881	-
Deferred revenue	138,995	12,360
Total current liabilities	477,119	95,447
Stockholders' equity:		
Common stock $0.00001 par value; 20,850,000 shares authorized as of December 31, 2020 and 14,800,000 shares authorized as of December 31, 2019; 7,844,584 shares issued and outstanding as of December 31, 2020 and 7,834,476 shares issued and outstanding as of December 31, 2019	78	78
Preferred stock $0.00001 par value; 8,764,137 shares authorized, issued and outstanding as of December 31, 2020 and 5,146,212 shares authorized, issued and outstanding as of December 31, 2019	88	52
Additional paid-in capital	26,823,615	5,907,575
SAFE - future equity obligation	-	831,395
Accumulated deficit	(8,053,917)	(4,002,781)
Total stockholders' equity	18,769,864	2,736,319
Total liabilities and stockholders' equity	$ 19,246,983	$ 2,831,766

See accompanying notes to financial statements.

REPLIT, INC.

Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue - net	$ 297,143	$ 155,371
Operating expenses	4,443,590	2,255,720
Operating loss	(4,146,447)	(2,100,349)
Other income:		
Interest income	94,481	3,535
Other income	830	-
Total other income	95,311	3,535
Net loss	$ (4,051,136)	$ (2,096,814)

See accompanying notes to financial statements.

REPLIT, INC.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2020 and 2019

		Preferred Stock								
	Common Stock	Series Seed	Series Seed-1	Series Seed-2	Series Seed-3	Series A	SAFE - Future Equity Obligation	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2019	$ 78	$ 29	$ 13	$ 5	$ 5	$ -	$ -	$ 5,887,188	$ (1,905,967)	$ 3,981,351
Stock options exercised	-	-	-	-	-	-	-	912	-	912
Issuance of SAFEs	-	-	-	-	-	-	831,395	-	-	831,395
Syndication fees	-	-	-	-	-	-	-	(21,431)	-	(21,431)
Stock compensation	-	-	-	-	-	-	-	40,906	-	40,906
Net loss	-	-	-	-	-	-	-	-	(2,096,814)	(2,096,814)
Balance, December 31, 2019	78	29	13	5	5	-	831,395	5,907,575	(4,002,781)	2,736,319
Stock options exercised	-	-	-	-	-	-	-	4,529	-	4,529
Issuance of preferred stock	-	-	-	-	-	35	-	19,999,943	-	19,999,978
SAFEs converted to preferred stock	-	-	-	-	-	1	(831,395)	831,394	-	-
Stock compensation	-	-	-	-	-	-	-	80,174	-	80,174
Net loss	-	-	-	-	-	-	-	-	(4,051,136)	(4,051,136)
Balance, December 31, 2020	$ 78	$ 29	$ 13	$ 5	$ 5	$ 36	$ -	$ 26,823,615	$ (8,053,917)	$18,769,864

See accompanying notes to financial statements.

REPLIT, INC.

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (4,051,136)	$ (2,096,814)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	11,936	6,977
Stock compensation	80,174	40,906
Change in operating assets and liabilities:		
Accounts receivable	(29,157)	-
Prepaid expenses and other assets	(38,647)	(3,739)
Accounts payable	114,156	55,374
Accrued expenses	140,881	-
Deferred revenue	126,635	7,184
Net cash used in operating activities	(3,645,158)	(1,990,112)
Cash flows used in investing activities:		
Purchases of property and equipment	(19,152)	(13,000)
Cash flows from financing activities:		
Proceeds from issuance of common stock	4,529	912
Proceeds from issuance of preferred stock	19,999,978	-
Proceeds from issuance of SAFEs	-	831,395
Payment for syndication fees	-	(21,431)
Net cash provided by financing activities	20,004,507	810,876
Net change in cash and cash equivalents	16,340,197	(1,192,236)
Cash and cash equivalents, beginning of year	2,806,951	3,999,187
Cash and cash equivalents, end of year	$ 19,147,148	$ 2,806,951
Supplemental disclosure of non-cash transactions:		
SAFEs converted to preferred stock	$ 831,395	$ -

See accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Replit, Inc. (the "Company") was incorporated on April 5, 2016 in the State of Delaware and is headquartered in San Francisco, California. The Company was originally founded as Neoreason, Inc. and formally changed its name to Replit, Inc. in 2020. The Company provides a collaborative, in-browser Integrated Development Environment to code in 50+ languages without installing software.

Management's Plans: The Company's plan for 2022 and beyond is to raise additional funds through equity that will support user growth and engagement, and ultimately revenue growth. These objectives will be achieved by a focused investment in research and development to further advance it's technologies through the addition of new features. The Company believes that by raising capital, it will be able to execute these goals quickly and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of several customers across various geographic regions.

At December 31, 2020, one customer made up 23% of accounts receivable.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable represent receivables recorded at the invoiced amount from customers in the ordinary course of business, and do not bear interest. The Company evaluates the collectability of its accounts receivables based on a combination of factors.   When management determines an amount to be uncollectible, an allowance for doubtful accounts is recorded against the accounts receivable balance. Management determined no allowance for doubtful accounts was considered necessary at December 31, 2020. There were no accounts receivable outstanding at December 31, 2019.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is three to five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $54,223 for 2020 and $28,091 for 2019.

Revenue Recognition: The Company records revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

The Company has one primary source of revenue providing access to its coding platform to customers over monthly and annual subscription terms. These contracts consist of a single performance obligation and the Company's revenue is typically recognized ratably over the period of the subscription agreement. Any payments received in advance are recorded to deferred revenue and recognized into revenue over the period earned.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 30 days.

There were no contract assets at December 31, 2020 and 2019 and contract liabilities consist of deferred revenue of $138,995 and $12,360 at December 31, 2020 and 2019, respectively.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1. **Summary of Significant Accounting Policies, Continued:**

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements.   This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions are not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.   Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

    Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

    Software Development: The Company expenses software development costs as incurred due to the continually evolving nature of the Company's development activities.

    Subsequent Events: Management has evaluated subsequent events through March 22, 2022, the date the financial statements were available for issuance, and has determined that other than disclosed below, there are no other subsequent events to be reported in the accompanying financial statements.

    In July 2021, the Company raised approximately $80,000,000 in a Series B raise through the issuance of 2,485,250 Series B preferred stock.

2. **Property and Equipment:**

    Property and equipment consisted of the following at December 31:

	2020		2019	
Equipment	$	49,508	$	30,356
Furniture and fixtures		4,766		4,766
		54,274		35,122
Less - accumulated depreciation		28,382		16,446
	$	25,892	$	18,676

    Depreciation expense was $11,936 for 2020 and $6,977 for 2019.

3.   **Stockholders' Equity:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 29,614,137 shares of stock, consisting of 20,850,000 shares of common stock, $0.00001 par value per share, and 8,764,137 shares of preferred stock, $0.00001 par value per share at December 31, 2020. Authorized preferred stock was divided into five classes, designated as Series Seed (2,860,373 shares), Series Seed-1 (1,313,131 shares), Series Seed-2 (466,243 shares), Series Seed-3 (506,465 shares), and Series A (3,617,925 shares) at December 31, 2020.

Pursuant to the Company's amended articles of incorporation, the Company was authorized to issue 19,946,212 shares of stock, consisting of 14,800,000 shares of common stock, $0.00001 par value per share, and 5,146,212 shares of preferred stock, $0.00001 par value per share at December 31, 2019. Authorized preferred stock was divided into four classes, designated as Series Seed (2,860,373 shares), Series Seed-1 (1,313,131 shares), Series Seed-2 (466,243 shares), and Series Seed-3 (506,465 shares) at December 31, 2019.

The Company's preferred stock accrues dividends at the rate per annum of: Series Seed ($0.0829 per share); Series Seed-1 ($0.0386 per share); Series Seed-2 ($0.0643 per share); Series Seed-2 ($0.0643 per share); Series Seed-3 ($0.0663 per share); Series A ($0.3455 per share). Dividends accrue daily and are not cumulative. The accrued dividends have not been declared by the Board of Directors and as such, are not reflected in the financial statements. The preferred stock also contains conversion features whereas, each share of preferred stock shall be convertible at the option of the holder into common stock as defined in the articles of incorporation.

The Company has issued and outstanding 7,844,584 and 7,834,476 shares of common stock at December 31, 2020 and 2019, respectively. The Company has issued and outstanding 8,764,137 and 5,146,212 shares of preferred stock at December 31, 2020 and 2019, respectively. The holder of each share of stock is entitled to one vote. Holders of each series of preferred stock are entitled to vote together with the holders of common stock as a single class. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

The following table details the issued and outstanding shares at December 31:

	2020	2019
Common stock	7,844,584	7,834,476
Preferred stock:		
Series seed	2,860,373	2,860,373
Series seed-1	1,313,131	1,313,131
Series seed-2	466,243	466,243
Series seed-3	506,465	506,465
Series A	3,617,925	-
Total preferred stock	8,764,137	5,146,212

3.   **Stockholders' Equity, Continued:**

At December 31, 2019, the Company had Simple Agreements for Future Equity ("SAFE") outstanding for the total amount of $831,395. The Company then converted the total outstanding balance of $831,395 into 144,392 shares of Series A preferred stock in January 2020.

4.   **Stock Option Plan:**

The Company has granted options to certain employees pursuant to the terms of its Equity Incentive Plan. Under the Equity Incentive Plan dated June 1, 2018, the maximum number of shares available to be granted was 4,272,332 at December 31, 2020 and 1,503,630 at December 31, 2019. As of December 31, 2020 and 2019, there were 2,729,984 and 387,186 shares available for future issuance. Options vest over various terms ranging from vesting ratably over a four year vesting term with some options containing a one year cliff vesting clause.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statements of operations. The Company uses the Black-Scholes pricing model to value options.

A summary of the Company's stock options outstanding at December 31, 2020 and 2019 and changes during the years then ended, is presented below:

		Exercise price per share	
	Number of Options	Range of Exercise Price	Weighted Average
Outstanding, January 1, 2019	490,641	$ 0.07	$ 0.07
Granted	664,910	$ 0.44	$ 0.44
Exercised	(13,035)	$ 0.07	$ 0.07
Forfeited	(26,072)	$ 0.07	$ 0.07
Outstanding, December 31, 2019	1,116,444	$0.07 - 0.44	$ 0.29
Granted	680,113	$ 1.33	$ 1.33
Exercised	(10,108)	$0.44 - 1.33	$ 0.45
Forfeited	(244,101)	$0.44 - 1.33	$ 0.75
Outstanding, December 31, 2020	1,542,348	$0.07 - 1.33	$ 0.67

4.   **Stock Option Plan, Continued:**

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2020:

	Options Outstanding at December 31, 2020			Options Exercisable at December 31, 2020	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.07	451,534	7.29		373,803	
$ 0.44	495,910	8.92		152,610	
$ 1.33	594,904	9.67		3,798	
Total	1,542,348		$ 0.67	530,211	$ 0.19

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2019:

	Options Outstanding at December 31, 2019			Options Exercisable at December 31, 2019	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.07	451,534	8.29		265,808	
$ 0.44	664,910	9.92		-	
Total	1,116,444		$ 0.29	265,808	$ 0.07

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2020 and 2019 are as provided below:

	2020	2019
Stock price	$1.33	$0.44
Expected life of options (in years)	2.5 yrs	2 yrs
Exercise price	$1.33	$0.44
Expected stock price volatility	60.00%	60.00%
Discount rate - bond equivalent yield	0.21%	1.61%

4.   **Stock Option Plan, Continued:**

The Company recognized stock compensation expense of $80,174 and $40,906 in 2020 and 2019, respectively. Unrecognized compensation expense totaling $372,746 is expected to be recognized through 2024.

5.   **Lease:**

The Company leases its office spaces through a non-cancelable operating lease agreement. The lease operates on a month-to-month basis and calls for monthly rent payments of $6,200 as well as various common area maintenance charges. Rent expense was $74,219 for 2020 and $84,194 for 2019.

6.   **Retirement Plan:**

The Company sponsors a savings and retirement plan that qualifies under section 401(k) of the Internal Revenue Code. The plan is available to all full time employees upon beginning employment with the Company. The Company matches up to $5,000 of employee contributions. The plan was put into place in 2020. The Company's expenses under this plan were $36,711 for 2020.

7.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $7,900,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

8.   **Recent Accounting Pronouncements:**

Leases: The FASB issued ASU 2016-02 Leases, which requires companies with leases to recognize on their balance sheets the assets and liabilities generated by contracts longer than a year. The total value is calculated based on the present value of the future lease payments and the expense is recognized over the life of the lease on a straight-line basis. The standard is effective for private companies for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the implications of this new standard.